Buenos Aires, June 5, 2018

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Ref.: 35 years’ operation extension of the El Mangrullo area.

Dear Sirs,

I am writing to Bolsas y Mercados Argentinos S.A. (“ByMA”) and the National Securities Commission (“Comisión Nacional de Valores” or “CNV”), in my capacity as Responsible for Market Relations of Pampa Energía S.A. (“Pampa” or the “Company”) to inform that on the date hereof, the Company obtained a 35-year term extension for the operation of the El Mangrullo block for the development of unconventional gas (shale and tight) in the new unconventional hydrocarbons exploitation concession that the Neuquén Province granted to the Ente Autárquico Intermunicipal de Cutral Có y Plaza Huincul (“ENIM”), that will come in full force and effect with the corresponding Provincial Decree.

Pampa’s commitment consists of a pilot investment plan for 205 million dollars in the next 5 years, paying an exploitation bond and a contribution for corporate social responsibility for 15.4 million dollars. This project is in line with the Company’s strategy to focus its investments in the exploration and production of natural gas, with special focus on the development and exploitation of unconventional gas reserves (shale and tight).

Sincerely,

______________________

Victoria Hitce

Head of Market Relations